Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity
BHP LIMITED
ACN, ARBN or ARSN
004 028 077

We (the entity) give ASX the following information.

    Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).
1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,911,925,288 (as adjusted by rounding of fractional entitlements)

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

  the date from which they do
  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
The additional securities rank equally in all respects with existing ordinary securities from the date of allotment.

5	Issue price or consideration	The additional securities are bonus shares for whose issue no consideration is payable. The bonus shares will not be issued by way of capitalisation of profits.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

The bonus issue is associated with the dual-listed companies business combination between BHP Limited and Billiton Plc and will ensure that the dividend, capital and voting rights of one Billiton ordinary share will be equivalent to the dividend, capital and voting rights of one BHP ordinary share once the business combination becomes effective.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates

9 July 2001

(Except in the case of bonus shares issued in respect of partly paid shares issued on or after 25 July 1996, in which case the bonus shares will be issued when the partly paid shares are fully paid.)

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	3,708,016,749	Ordinary shares fully paid

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	36,292,150 385,000 3,656,500 2,794,024	Employee Share Plan Options Ordinary shares paid to 71c Ordinary shares paid to 67c Performance Share Plan Performance Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The additional securities will participate fully in future dividends.

Part 2 - Bonus issue or pro rata issue
11	Is security holder approval required?	No

12	Is the issue renounceable or non-renounceable?	Non-renounceable

13	Ratio in which the +securities will be offered	1.0651 additional shares for every share held

14	+Class of +securities to which the offer relates	Ordinary shares

15	+Record date to determine entitlements	5 July 2001

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No

17	Policy for deciding entitlements in relation to fractions

Fractional entitlements will be rounded up, provided that if BHP and Billiton reasonably believe that holdings have been manipulated, any fractional entitlements arising from such holdings may be rounded down.

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Details of the bonus issue were contained in the Explanatory Memorandum dated 12 April 2001, a copy of which was provided to all optionholders.

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date

9 July 2001

(Except in the case of bonus shares issued in respect of partly paid shares issued on or after 25 July 1996, in which case the bonus shares will be issued when the partly paid shares are fully paid.)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities
34	Type of securities (tick one) √
(a)	√	Securities described in Part 1

(b)

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)
Tick to indicate you are providing the information or documents
35	The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	A distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)
38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

  the date from which they do
  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

    All entities

Fees
43	Payment method (tick one)
Cheque attached

Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........Karen Wood............ Date:....26 June 2001...

(~~Director~~/ Company Secretary)

Print name: Karen Wood